January 5, 2022

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn: Thomas Jones

          Geoffrey Kruczek

Re:	Authentic Brands Group Inc.
Request for Withdrawal of Registration Statement on Form S-1
Registration No. 333-257725

Dear Messrs. Jones and Kruczek:

On July 6, 2021, Authentic Brands Group Inc. (the “Company”) initially filed Registration Statement No. 333-257725 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of securities at this time. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to our counsel, Greg Rodgers of Latham & Watkins LLP, at (213) 891-8760.

Thank you for your assistance in this matter.

Very truly yours,

AUTHENTIC BRANDS GROUP INC.

/s/ Kevin Clarke
Name: Kevin Clarke
Title: Chief Financial Officer

cc:	Gregory P. Rodgers, Esq., Latham & Watkins LLP
Howard A. Sobel, Esq., Latham & Watkins LLP
Paul F. Kukish, Esq., Latham & Watkins LLP
Ryan K. deFord, Esq., Latham & Watkins LLP